Exhibit 99.2

ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco's assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco's directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco's internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has concluded that Alexco's internal control over financial reporting was effective as at December 31, 2015.

"Clynton R. Nauman" (signed)	"Michael Clark" (signed)
Clynton R. Nauman President and Chief Executive Officer March 23, 2016	Michael Clark Chief Financial Officer

March 22, 2016

Independent Auditor's Report
To the Shareholders of Alexco Resource Corp.

We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia
March 22, 2016

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(expressed in thousands of Canadian dollars)
	Note	2015	2014

ASSETS

Current Assets
Cash and cash equivalents	6	$8,163	$8,639
Accounts and other receivables	7	2,488	3,951
Restricted cash and deposits	9	4,089	1,063
Inventories	8	82	73
Prepaid expenses and other current assets		407	503
		15,229	14,229

Non-Current Assets
Restricted cash and deposits	9	4,871	9,152
Inventories	8	5,165	5,167
Long-term investments		386	597
Property, plant and equipment	10	16,092	17,935
Mineral properties	11	60,483	57,772
Intangible assets		316	343

Total Assets		$102,542	$105,195

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	13	$2,143	$2,398
Environmental services contract loss provision	14	116	59
Deferred revenue		447	1,338
Flow-through share premium pending renunciation	17	307	-
		3,013	3,795
Non-Current Liabilities
Environmental services contract loss provision	14	211	204
Deferred revenue		272	479
Silver streaming interest	15	18,118	18,118
Decommissioning and rehabilitation provision	16	5,111	4,151
Deferred income tax liabilities	22	784	1,411

Total Liabilities		27,509	28,158

Shareholders' Equity		75,033	77,037

Total Liabilities and Shareholders' Equity		$102,542	$105,195

COMMITMENTS	29
SUBSEQUENT EVENTS	18 & 21

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

"Terry Krepiakevich"	"Michael Winn"
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share and share amounts)
	Note	2015	2014	2013

Revenues
Mining operations		$-	$361	$43,114
Environmental services		14,662	14,925	16,319
Total revenues		14,662	15,286	59,433

Cost of Sales	19
Mining operations		-	-	43,143
Environmental services		11,411	10,037	7,470
Total cost of sales		11,411	10,037	50,613

Gross Profit (Loss)
Mining operations		-	361	(29)
Environmental services		3,251	4,888	8,849
Total gross profit		3,251	5,249	8,820

General and administrative expenses	20	8,474	8,466	12,471
Mine site care and maintenance	21	2,351	3,130	1,210
Foreign exchange gain		(1,054)	(660)	(182)
		9,771	10,936	13,499

Operating Loss		(6,520)	(5,687)	(4,679)

Other Income (Expenses)
Investment income		101	66	246
Other income		14	-	-
Finance costs		(56)	(42)	(47)
Derivative loss		-	(14)	(98)
Write-down of mineral properties	12	-	(25,103)	(51,840)
Write-down of property, plant and equipment	12	-	(4,828)	(3,501)
Loss on impaired long-term investments		(155)	-	(2,160)

Loss Before Taxes		(6,616)	(35,608)	(62,079)

Income Tax Provision (Recovery)
Current	22	(24)	18	231
Deferred	22	(1,083)	(2,854)	(11,860)

Net Loss		(5,509)	(32,772)	(50,450)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $456, $251, $nil		(472)	(24)	(311)
Gain (loss) on long-term investments		(211)	72	(2,062)
Recycle loss on impaired long-term investments to statement of loss		155	-	2,160

Total Comprehensive Loss		$(6,037)	$(32,724)	$(50,663)

Loss Per Share
Basic	23	$(0.08)	$(0.50)	$(0.81)
Diluted	23	$(0.08)	$(0.50)	$(0.81)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)	2015	2014	2013

Cash Flows from Operating Activities
Net (loss) income	$(5,509)	$(32,772)	$(50,450)
Items not affecting cash from operations:
Deferred revenue	(1,098)	411	(570)
Depletion of mineral properties	-	-	15,585
Environmental services contract loss provision (note 14)	64	150	(1,653)
Silver streaming interest amount recognized	-	(72)	(9,892)
Depreciation of property, plant and equipment	2,168	2,906	2,915
Amortization of intangible assets	78	43	137
Share-based compensation expense	645	1,038	2,419
Finance costs, foreign exchange and other	(1,142)	(598)	(173)
Write-down of inventory	-	-	886
Write-down of mineral properties	-	25,103	51,840
Write-down of property, plant and equipment	-	4,828	3,501
Loss on impaired long-term investments	155	-	2,160
Write-off of receivables	643	-	-
Deferred income tax recovery	(1,083)	(2,854)	(11,854)
Release of restricted cash on Globeville security	1,685	-	-

Changes in non-cash working capital balances related to operations
Decrease in accounts and other receivables	821	978	4,868
(Increase) decrease in inventories	(8)	20	908
(Increase) decrease in prepaid expenses and other current assets	97	(67)	105
Increase (decrease) in accounts payable and accrued liabilities	(199)	161	(7,195)
Increase (decrease) in income taxes payable	(23)	2	(130)

	(2,706)	(723)	3,407

Cash Flows from Investing Activities
Expenditures on mining operations properties	(264)	(699)	(9,639)
Expenditures on exploration and evaluation properties	(1,769)	(5,652)	(10,429)
Purchase of property, plant and equipment	(44)	(136)	(2,041)
Decrease (increase) in restricted cash and deposits	692	60	(530)

	(1,385)	(6,427)	(22,639)

Cash Flows from Financing Activities
Proceeds from issuance of shares	3,962	8,068	7,035
Issuance costs	(347)	(889)	(552)
Proceeds from exercise of shares options	-	-	140
Purchase of RSU settlement shares	-	-	(1,869)

	3,615	7,179	4,754

Increase (decrease) in Cash and Cash Equivalents	(476)	29	(14,478)
Cash and Cash Equivalents - Beginning of Year	8,639	8,610	23,088

Cash and Cash Equivalents - End of Year	8,163	8,639	8,610

SUPPLEMENTAL CASH FLOW INFORMATION (see note 26)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(expressed in thousands of Canadian dollars)

	Common Shares

	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(5,509)	-	(5,509)
Other comprehensive loss	-	-	-	-	-	-	(528)	(528)
Equity offering, net of issuance costs (note 17)	7,662,500	3,257	63	-	-	-	-	3,320
Share-based compensation expense recognized	-	-	-	713	-	-	-	713
Share options forfeited or expired	-	-	-	(1,234)	1,234	-	-	-
Release of RSU settlement shares	227,957	620	-	(620)	-	-	-	-

Balance - December 31, 2015	77,226,023	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Balance - December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Net loss	-	-	-	-	-	(32,772)	-	(32,772)
Other comprehensive loss	-	-	-	-	-	-	48	48
Equity offering, net of issuance costs (note 17)	7,015,000	6,102	1,342	-	-	-	-	7,444
Share-based compensation expense recognized	-	-	-	1,138	-	-	-	1,138
Share options forfeited or expired	-	-	-	(3,088)	3,088	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Balance - December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	-	(50,450)	-	(50,450)
Other comprehensive loss	-	-	-	-	-	-	(213)	(213)
Equity offering, net of issuance costs (note 17)	2,100,000	4,442	-	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	-	2,585	-	-	-	2,585
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited or expired	-	-	-	(2,377)	2,377	-	-	-
Release of RSU settlement shares	43,335	164	-	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	-	(1,869)

Balance - December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations
Alexco Resource Corp. ("Alexco" or the "Corporation") was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005.  Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia).  The Corporation operates two principal businesses:  a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group ("AEG"), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.
The Corporation is in the process of exploring and developing its mineral properties.  The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property.  Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured.  The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.
In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.
 Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).  The Corporation's corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.
2.	Basis of Preparation and Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 22, 2016.
These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value.  All figures are expressed in Canadian dollars unless otherwise indicated.
3.	Summary of Significant Accounting Policies
The significant accounting policies used in the preparation of these financial statements are summarized below.
(a)	Basis of Consolidation
The Corporation's consolidated financial statements include the accounts of the Corporation and its subsidiaries.  Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity.   Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.
The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned:  Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. ("ERDC"), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (U.S.) Inc. (formerly Alexco Resource U.S. Corp.) ("AEG US"), and Alexco Financial Guaranty Corp. ("AFGC").

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.
(b)	Cash and Cash Equivalents
Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.  Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.
(c)	Inventories
Inventories include ore in stockpiles, concentrate and materials and supplies.  Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses.  Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.
When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.
(d)	Property, Plant and Equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset.  Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.
Depreciation of property, plant and equipment is calculated using the following methods:
Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.
(e)	Mineral Properties
Exploration and Evaluation Properties
The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.
At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.
Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.
Mining Operations Properties
Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.
Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.
(f)	Intangible Assets
Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation's intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.
(g)	Impairment of Non-Current Non-Financial Assets
The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.
The recoverable amount is the higher of an asset's "fair value less cost of disposal" and "value-in-use". Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash‐generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit ("CGU") for impairment assessment purposes.  "Fair value less cost of disposal" is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm's length transaction between knowledgeable and willing parties.  In assessing "value-in-use", the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.
Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
(h)	Silver Streaming Interest
Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. ("Silver Wheaton") have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.
(i)	Provisions
General
Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
The expense relating to any provision is presented in profit or loss net of any reimbursement.  Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Decommissioning and Rehabilitation Provision
The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.
(j)	Revenue Recognition
All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.
Revenue arising from sale of concentrate under the Corporation's off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.
(k)	Share-Based Compensation and Payments
The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant.  Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value.  Share-based compensation expense is recognized over the tranche's vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.
(l)	Flow-Through Shares
The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow‐through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.
(m)	Warrants
When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.
(n)	Current and Deferred Income Taxes
Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.
Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.
Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets and liabilities are presented as non-current in the financial statements.
Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
(o)	Translation of Foreign Currencies
The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars.
The functional currency of all entities in the Corporation group other than AEG US is the Canadian dollar, while the functional currency of AEG US is the United States dollar. The financial statements of AEG US are translated into the Canadian dollar presentation currency using the current rate method as follows:
•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.
When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.
(p)	Earnings or Loss Per Share
Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.
Diluted earnings (loss) per share is calculated using the treasury share method whereby all "in the money" options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.
(q)	Financial Instruments
Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument's classification.
Loans and Receivables
Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
Financial Assets at Fair Value Through Profit or Loss
Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value.  Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.
Held-to-Maturity Investments
Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.
Available-for-Sale Financial Assets
Investments are designated as available-for-sale and measured at fair value, with unrealized gains and losses recognized in other comprehensive income. If a decline in fair value is significant or prolonged, it is deemed to be other-than-temporary and the loss is recognized in earnings.  Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.
Financial Liabilities
Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.
Impairment and Uncollectibility of Financial Assets
At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.
Impairment losses on financial assets carried at amortized cost or a debt instrument carried as available-for-sale are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.  Impairments relating to investments in available-for-sale equity instruments are not reversed through profit or loss.
(r)	Fair Value Measurement
Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.  Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3 – Inputs for the asset or liability that are unobservable

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	New and Revised Accounting Standards Adopted
The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2015. These accounting standards are not expected to have a significant effect on the Company's accounting policies or financial statements:

•	IFRS 7, Financial Instruments Disclosures (effective January 1, 2018) requires new disclosures resulting from the amendments to IFRS 9.
•	IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets and liabilities.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue Barter Transactions involving Advertising Services. IFRS 15 establishes a single fivestep model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
5.	Critical Judgements and Major Sources of Estimation Uncertainty
The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management's experience and expectations of future events that are believed to be reasonable under the circumstances.   The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.
The most significant judgments and estimates made by management in preparing the Corporation's financial statements are described as follows:
•	Mineral Resources
The determination of the Corporation's estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation's financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
•	Impairment of Non-Current Non-Financial Assets
The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management's estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.
In the preparation of the Corporation's December 31, 2014 consolidated financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets was carried out as a result.  See note 13 for details on the significant judgements, estimates and assumptions applied in carrying out this review.
•	Decommissioning and Rehabilitation Provision
Management's determination of the Corporation's decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.
6.	Cash and Cash Equivalents
	December 31 2015	December 31 2014
Cash at bank and on hand	$5,350	$2,526
Short-term bank deposits	2,813	6,113

	$8,163	$8,639
7.	Accounts and Other Receivables
	December 31 2015	December 31 2014
Trade receivables	$2,888	$2,922
Interest and other	175	1,508
Less: allowance for doubtful accounts	(575)	(479)

	$2,488	$3,951

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Inventories
	December 31 2015	December 31 2014
Ore in stockpiles and mining supplies	$5,165	$5,167
Materials and supplies	82	73

	$5,247	$5,240

As of December 31, 2015, the Company held ore in stockpiles and mining supplies of $5,165,000 (2014 - $5,167,000). Due to the expected timing of production recommencing, this amount is classified as a non-current asset.  During the year ended December 31, 2015, the cost of inventories recognized as an expense and included in mining cost of sales was $nil (2014 - $nil; 2013 – $44,714,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil (2014 - $nil; 2013 – $886,000)) (see note 19).
9.	Restricted Cash and Deposits
	December 31 2015	December 31 2014

Security for remediation services agreement	$4,543	$5,800
Security for decommissioning obligations	4,189	4,186
Other	228	229

Restricted cash and deposits	8,960	10,215

Less: Current portion	4,089	1,063

	$4,871	$9,152

Security for remediation services agreement of $4,543,000 (US$3,283,000) as at December 31, 2015 (2014 - US$5,000,000; 2013 – US$5,000,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.  The current portion of $4,089,000 is the estimated security that will be released as per the service agreement within the next twelve months.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	119	14	11	144
Write-downs		(463)	(3,927)	(438)	-	(4,828)
Decommission change in estimate	-	-	145	-	-	145
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	25	17	51
Write-downs	-	-	-	-	-	-
Decommission change in estimate	-	-	433	-	-	433
Disposals	-	-	-	(92)	-	(92)

December 31, 2015	$1,364	$5,213	$20,402	$6,707	$1,322	$35,008

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposal	-	-	-	(43)	-	(43)

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	60	433	1,080	697	51	2,321
Disposal	-	-	-	(86)	-	(86)

December 31, 2015	$215	$3,946	$7,788	$5,759	$1,208	$18,916

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

During the year ended December 31, 2015, the Corporation recorded total depreciation of property, plant and equipment of $2,321,000 (2014 – $3,301,000; 2013 - $3,455,000), of which $2,168,000 (2014 – $2,906,000; 2013 - $2,915,000) has been charged to income with $nil (2014 – $nil; 2013 - $1,997,000) recorded to mining cost of sales, $279,000 (2014 – $307,000; 2013 - $156,000) recorded in environmental services cost of sales and $1,889,000 (2014 – $2,599,000; 2013 - $762,000) reflected under general expenses and mine site care and maintenance.
Of the balance, $153,000 (2014 – $395,000; 2013 - $448,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000 (2013 - $3,501,000; 2012 - $nil) (see note 13).
11.	Mineral Properties

	December 31, 2014	Expenditures Incurred	Written Down	December 31 2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$684	$-	$8,833
Lucky Queen	1,924	34	-	1,958
Onek	255	34	-	289
McQuesten	3,690	104	-	3,794
Silver King	7,154	-	-	7,154
Flame & Moth	20,467	445	-	20,912
Bermingham	9,717	1,342	-	11,059
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	5,342	68	-	5,410
Other	190	-	-	190

Total	$57,772	$2,711	$-	$60,483

	December 31, 2013	Expenditures Incurred	Written Down	December 31 2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$(9,844)	$8,149
Lucky Queen	9,084	90	(7,250)	1,924
Onek	807	447	(999)	255
McQuesten	3,670	20	-	3,690
Silver King	6,986	168	-	7,154
Flame & Moth	15,002	5,465	-	20,467
Bermingham	9,157	560	-	9,717
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	12,352	-	(7,010)	5,342
Other	190	-	-	190

Total	$75,847	$7,028	$(25,103)	$57,772

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,080	$49,403	$60,483

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
(a)	Keno Hill District Properties
The Corporation's mineral interest holdings in the Keno Hill District, located in Canada's Yukon Territory, are comprised of a number of properties.
The majority of the Corporation's mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, "UKHM") in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the "Subsidiary Agreement"), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit's water related care and maintenance and water related components of closure reclamation.
In addition, the Subsidiary Agreement detailed the basis under which ERDC was retained by the Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. It provided that ERDC share the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it would receive fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the Subsidiary Agreement, the portion of the annual fee amount so determined which was billable by ERDC in respect of each site reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC would revert to 85% until the Subsidiary Agreement was either amended or terminated.  ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.
In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada.  Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009.  As a result, included in revenues for AEG for the year ended December 31, 2013 is $1,983,000 in retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan.  Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees. As a result, included in AEG 2013 cost of sales is an $850,000 reduction in the Corporation's environmental services contract loss provision.
Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital.  That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2015 a total of $37,000 in such royalties had been paid.  Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights.  The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
The ARSA can be terminated at ERDC's election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments' election should ERDC be declared in default under the ARSA.
(b)	Mining Operations
The Corporation's mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.
From September 2013, Bellekeno mining operations have been suspended in light of a sharply reduced silver price environment.
Keno Hill Royalty Encumbrances
As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation's non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation's non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.
12.	Impairment
The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value. During the year ended December 31, 2015, the carrying amounts of the Corporation's net assets were assessed on key assumptions and no further impairment was identified.  During the years ended December 31, 2014 and 2013, the carrying amount of the Corporation's net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through these periods. In 2014 silver prices decreased from a high of $22.05 per ounce to a low of $15.97 per ounce. As a result, at both December 31, 2014 and June 30, 2013, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a CGU for this purpose. For the purpose of the impairment tests, the Flame & Moth exploration property was combined with the mining operations assets as this is an integral part if the current mine plan.
In carrying out these reviews, the Corporation was required to make significant judgements, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples.  By their nature, such estimates and assumptions are subject to significant uncertainty.
Recoverable amounts were determined based on estimated fair value less cost of disposal ("FVLCD").  FVLCD for the mining operations CGU was determined based on the net present value of life-of-mine after-tax future cash flows expected to be generated within that unit.  Factors were also applied for the expected benefit of potential operating cost optimizations. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 3(q)).  The projected cash flows are based on the following key assumptions:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
•	Total estimated production is over a 5.75 year mine life using all mineral resources that existed at December 31, 2014;
•	Consensus metal prices and consensus foreign exchange rates;
•	US$20,000,000 payment is made to Silver Wheaton under the June 16, 2014 amended silver streaming agreement (see note 17);
•	Average silver grades of 754g/t;
•	Operating costs estimated at $255 per tonne milled;
•	Total development and sustaining costs estimated at approximately $73 million over life of mine; and
•	Discount rate of 8%
Consensus metal and foreign exchange rate estimates for December 31, 2014 are summarized as follows:
	2016	2017	2018	2019	Long-term
Silver prices (US$/oz)	$16.75	$17.50	$18.00	$19.50	$20.00
Gold prices (US$/oz)	$1,225	$1,250	$1,250	$1,290	$1,300
Lead prices (US$/oz)	$1.00	$1.04	$1.05	$0.94	$0.94
Zinc prices (US$/oz)	$1.08	$1.15	$1.18	$1.00	$1.00
Foreign exchange rates (USD/CAD)	$0.85	$0.85	$0.85	$0.85	$0.85

Based on the results of its review, the Corporation recognized an impairment loss at December 31, 2014 totaling $22,921,000 (June 30, 2013 - $55,341,000), attributed as follows:
	Reporting Segment	Impairment Loss December 31, 2014[1]	Impairment Loss June 30, 2013

Mineral properties:
Bellekeno	Mining operations	$9,844	$20,182
Lucky Queen	Mining operations	7,250	9,145
Onek	Mining operations	999	22,513
Total		18,093	51,840

Property, plant and equipment:
Ore processing mill	Mining operations	3,927	2,628
Heavy machinery and equipment	Mining operations	438	483
Camp, roads and other site	Mining operations	463	390
Total		4,828	3,501

Total impairment loss		$22,921	$55,341
1)	Impairment loss was prorated over the mining assets based on book value

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
The non-current non-financial assets in the mining operations segment were written down to their recoverable amount. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.
For December 31, 2014, sensitivities were carried out on the key assumptions used in the discounted cash flow model. Prior to the impairment charge, the carrying value of the CGU at December 31, 2014 was approximately $60,500,000. The change to the pre-tax impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal price	$15,005	$31,362
Average cost per tonne	$7,136	$14,272
Foreign exchange rates	$11,798	$22,523

	1% Change	2% Change
Discount rate applied	$3,495	$6,758

In addition, management conducted a review of its Exploration and evaluation assets, which are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes except the Flame & Moth mineral property. As at December 31, 2014, and pursuant to IFRS 6 Exploration For and Evaluation of Mineral Resources, indicators were identified which suggested the carrying amounts of certain exploration and evaluation assets may exceed their recoverable amount. Included in Other Keno Hill Properties were a number of exploration properties that the Corporation did not have any near-term plans to conduct exploration activities. As a result exploration and evaluation properties were impaired by $7,010,000. As at December 31, 2013 no impairment indicators were identified.
13.	Accounts payable and accrued liabilities
	December 31 2015	December 31 2014
Trade payables	$923	$1,287
Accrued liabilities and other	1,220	1,111

	$2,143	$2,398

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Environmental Services Contract Loss Provision
	December 31 2015	December 31 2014

Balance – beginning of year	$263	$112

Increase (reduction) due to changes in loss estimation	122	35
Increase (reduction) due to current period loss realization	(58)	116
Balance – end of year	327	263

Less: current portion	(116)	(59)

	$211	$204

As described in note 11, ERDC is responsible for carrying out environmental care and maintenance at various sites within the former UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the original Subsidiary Agreement, the portion of the site-by-site adjusted annual fee determination basis which was billable by ERDC reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities. As a result, an environmental services contract loss provision was previously recognized to reflect aggregate future losses estimated to be realized with respect to such care and maintenance activities.
During the continual review of this contract loss provision estimate and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management  estimated the date by which the care and maintenance phase will end to be July 2018.
All changes in the contract loss provision are recorded within AEG cost of sales for the period in which they occur.
15.	Silver Streaming Interest
	December 31 2015	December 31 2014
Balance – beginning of year	$18,118	$18,190

Amount recognized in mine site care and maintenance	-	(72)

Balance – end of year	$18,118	$18,118

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver streaming interest agreement (the "Silver Streaming Agreement") with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties.  The Silver Streaming Agreement anticipated that the initial silver deliveries would come from the Bellekeno property.  Under the Silver Streaming Agreement, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50 million, and received further payments of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered.  After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton on or before December 31, 2014 (the "Deadline"), the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver. The variable production payment was defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton would make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreasing by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher.  Upon payment of the US$20 million to Silver Wheaton, the pricing amendment would be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest was expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation's existing holdings in the Keno Hill District.
The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance will be reduced to nil.
Effective on signing the June 16, 2014 amending agreement, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2017. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date.  In addition, pursuant to the June 16, 2014 amending agreement, the Silver Wheaton area of interest was expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the Keno Hill District.
The Corporation is not obligated to make the US$20 million payment to Silver Wheaton under the June 16, 2014 amending agreement.  However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Corporation will need to make this payment.  The Corporation will require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2016 (or such later date as the parties may agree).  If the Corporation is unable to, or chooses not to, make this US$20 million payment, the fixed price payment terms of the original silver purchase agreement will remain in effect and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017. If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.
16.	Decommissioning and Rehabilitation Provision
	December 31 2015	December 31 2014

Balance – beginning of year	$4,151	$3,803

Increase due to re-estimation	904	306
Accretion expense, included in finance costs	56	42

Balance – end of year	$5,111	$4,151

The Corporation's decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.  The Company filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. As a result, the Quartz Mining License ("QML") requires that Alexco increase its posted security from $4.2 million to $6.3 million. The $4.2 million currently posted is included in the Corporation's non-current restricted cash and deposits. The Yukon Mine Site Reclamation and Closure Policy Financial Guidelines provide several forms of acceptable security, which includes pledging assets, bank letters of credit, surety bonds and insurance.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,178,000 (2014 – $4,780,000), which expenditures are expected to be incurred substantially over the course of the next 19 years.  In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2015, the Corporation has used a risk-free discount rate of 1.87% (2014 – 2.11%) and an inflation rate of 2.0% (2014 – 2.0%).
17.	Shareholders' Equity
The following share transaction took place in the year ended December 31, 2015:
a)	Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. The fair values of the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.52% per annum, an expected life equal to the term of the warrants, an expected volatility of 73% and no expected dividends. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent's commission of $195,000, and other issuance costs of $93,000.

b)	Effective December 8, 2015, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent's commission of $57,600.

c)	94,624 shares were issued from treasury on the vesting of restricted share units.
The following share transaction took place in the year ended December 31, 2014:
a)	In August 2014, the Corporation issued a total of 7,015,000 units at a price of $1.15 per unit in a bought deal financing pursuant to a short form prospectus. Each unit was comprised of one common share and one half of one common share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $1.40 per share at any time until August 21, 2016. The underwriter to the financing received a cash fee of 6.5% of the gross proceeds plus 455,975 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $1.35 per share at any time until August 21, 2016. The net proceeds of the financing were $7,007,000 after the underwriter's fees, including the fair value of the compensation warrants, and other issuance costs of $364,000. The fair values of the unit warrants and the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.1% per annum, an expected life equal to the term of the warrants, an expected volatility of 75% and no expected dividends. A deferred income tax benefit of $266,000 was recorded on the transaction.
The following share transaction took place in the year ended December 31, 2013:
a)	Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has been attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent's commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Share-Based Compensation
Incentive Stock Options
At the Corporation's annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding. Generally, stock options granted have a maximum term of five years, vesting one third upon granting, one third after one year and one third after two years and exercise price determined by the directors. The exercise price may not be less than the closing quoted price of the Corporation's common shares traded through the facilities of the exchange on which the Company's common shares are listed. As at December 31, 2015, a total of 4,444,497 stock options were outstanding under the plan, and a total of 2,516,645 options remained available for granting.
The changes in incentive share options outstanding are summarized as follows:
	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	428
Options forfeited or expired	$4.52	(516,333)	(1,234)

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.88	752,000	-
Share based compensation expense	-	-	704
Options forfeited or expired	$5.54	(1,167,833)	(3,088)

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	1,477
Options exercised	$3.08	(45,000)	(65)
Options forfeited or expired	$4.30	(1,195,832)	(2,377)

Balance – December 31, 2013	$5.16	4,035,663	$10,096

During the year ended December 31, 2015, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.58% (2014 – 1.4%; 2013 – 1.4%) per annum, an expected life of options of 4 years (2014 – 4 years; 2013 – 4 years), an expected volatility of 67% based on historical volatility (2014 – 65%; 2013 – 70%), an expected forfeiture rate of 3% (2014 – 4%; 2013 – 4%) and no expected dividends (2014 – nil; 2013 - nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
Incentive share options outstanding and exercisable at December 31, 2015 are summarized as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	3.96	$0.60	-	$0.60
$0.60	1,331,000	4.12	$0.60	443,667	$0.60
$1.65	292,500	0.14	$1.65	292,500	$1.65
$1.94	605,500	3.12	$1.94	403,667	$1.94
$3.45	677,997	1.22	$3.45	677,997	$3.45
$4.16	396,000	2.06	$4.16	396,000	$4.16
$6.92	507,000	1.07	$6.92	507,000	$6.92
$7.10	596,000	2.04	$7.10	596,000	$7.10
$8.13	3,500	2.36	$8.13	3,500	$8.13

	4,444,497	2.47	$3.20	3,320,331	$4.00

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 was $4.22.

During the year ended December 31, 2015, the Corporation recorded total share-based compensation expense of $428,000 (2014 – $704,000; 2013 - $1,473,000) related to incentive share options, of which $68,000 (2014 – $100,000; 2013 - $213,000) is recorded to mineral properties, $360,000 (2014 – $604,000; 2013 - $1,311,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.
Subsequent to December 31, 2015, a further 1,787,500 incentive stock options have been granted with an exercise price of $0.84, under the Corporation's incentive stock option plan, another 292,500 have expired unexercised and 130,000 have been forfeited.
Restricted Share Units ("RSUs")
On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation's Board of Directors. The RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.
At the Corporation's annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Corporation issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
The changes in RSUs outstanding are summarized as follows:
	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
RSUs forfeited	(53,332)	-
Share-based compensation expense recognized	-	285
RSUs vested	(227,957)	(620)

Balance – December 31, 2015	360,903	$472

Balance – December 31, 2013	401,665	$996

RSUs granted	283,860	-
RSUs forfeited	(30,000)	-
Share-based compensation expense recognized	-	434
RSUs vested	(148,333)	(623)

Balance – December 31, 2014	507,192	$807

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	1,108
RSUs vested	(43,335)	(164)

Balance – December 31, 2013	401,665	$996

A total of 135,000 RSUs were granted in 2015, with total grant-date fair value determined to be $81,000.  Included in general and administrative expenses for the year ended December 31, 2015 is share-based compensation expense of $285,000 (2014 – $434,000; 2013 - $1,108,000) related to RSU awards. As at December 31, 2015, the plan trust held 29,997 common shares of the Corporation for future settlement of granted RSUs.
As of December 31, 2015, a total of 335,531 RSUs were granted under the amended RSU plan and a total of 314,469 RSUs remained available for granting.
Subsequent to December 31, 2015, a total of 295,000 RSUs have been granted under the amended RSU plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.  A total of 19,469 RSUs remain available for granting under the amended RSU plan.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Cost of Sales
The Corporation recorded cost of sales for the years ended December 31, 2015, 2014 and 2013 as follows:

	2015	2014	2013

Mining operations –
Inventoried costs –
Direct production costs	$-	$-	$26,879
Depreciation, depletion and share-based compensation	-	-	17,835
Inventory write-down	-	-	886
Subsidiary Agreement royalty cost	-	-	109
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	-	7,326
Silver streaming interest amount recognized	-	-	(9,892)
	-	-	43,143

Environmental services –
Direct service costs	11,132	9,730	7,314
Depreciation	279	307	156
	11,411	10,037	7,470

	$11,411	$10,037	$50,613
20.	General and Administrative Expenses
The Corporation recorded general and administrative expenses for the years ended December 31, 2015, 2014 and 2013 as follows:

	2015	2014	2013

General and administrative expenses
Depreciation	$143	$113	$119
Amortization of intangible assets	77	43	114
Business development and investor relations	535	570	628
Office, operating and non-operating overheads	1,747	1,624	2,140
Professional	679	685	1,085
Regulatory	146	185	193
Salaries and contractors	3,627	4,029	5,316
Share-based compensation	622	986	2,060
Write-off of receivables	643	-	366
Travel	255	231	450

	$8,474	$8,466	$12,471
21.	Mine Site Care and Maintenance
The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2015, 2014 and 2013 as follows:

	2015	2014	2013

Mine site care and maintenance
Depreciation	$1,746	$2,486	$643
Office, operating and non-operating overheads	404	530	260
Other expenses	201	114	307

	$2,351	$3,130	$1,210

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Income Tax Expense
The major components of income tax expense for the years ended December 31, 2015, 2014 and 2013 are as follows:
(a)	The provision for income taxes consists of:

	2015	2014	2013
Current
Income tax	$-	$-	$-
Yukon mineral tax	-	-	220
US income tax	(24)	18	11

Total current tax provision	(24)	18	231

Deferred
Income tax	(1,083)	(2,614)	(10,830)
Yukon mineral tax	-	(240)	(1,030)

Total deferred tax recovery	(1,083)	(2,854)	(11,860)

Total income tax recovery	$(1,107)	$(2,836)	$(11,629)

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2015	2014	2013

Accounting loss before taxes	$(6,616)	$(35,608)	$(62,079)
Federal and provincial income tax rate of 26.00% (2014 – 26%)	(1,720)	(9,258)	(15,960)

Non-deductible permanent differences	48	16	464
Differences in foreign exchange rates	(75)	(6)	(90)
Effect of difference in tax rates	(230)	(1,419)	(2,544)
Change in deferred tax asset not recognized	561	8,035	7,411
Yukon mineral tax	-	(243)	(804)
Change in estimate	83	36	(105)
Other	226	3	(1)
	613	6,422	4,331

Recovery of income taxes	$(1,107)	$(2,836)	$(11,629)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
(c)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:
Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Yukon Mining Tax	Other	Total

December 31, 2013	$(10,517)	$(126)	$(1,940)	$(244)	$(263)	$(13,090)
Credited (charged) to the income statement	(1,598)	-	(381)	244	(111)	(1,846)
Charged (credited) to OCI	-	-	-	-	36	36

December 31, 2014	$(12,115)	$(126)	$(2,321)	$-	$(338)	$(14,900)
Credited (charged) to the income statement	7,403	-	956	-	(881)	7,478

December 31, 2015	$(4,712)	$(126)	$(1,365)	$-	$(1,219)	$(7,422)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and rehabilitation provision	Other	Total

December 31, 2013	$3,621	$4,849	$451	$1,157	$1,265	$11,343
Credited (charged) to the income statement	2,721	451	(13)	80	(331)	2,908
Charged directly to equity	-	-	-	-	266	266

December 31, 2014	$5,221	$5,852	$432	$1,221	$763	$13,489
Credited (charged) to the income statement	(4,629)	(3,095)	(116)	312	677	(6,851)

December 31, 2015	$592	$2,757	$316	$1,533	$1,440	$6,638

Net deferred tax liabilities

December 31, 2014						$(1,411)
Credited (charged) to the income statement						1,083
Charged (credited) to OCI						(456)
December 31, 2015						$(784)

(d)	At December 31, 2015, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. However, these tax attributes relate to capital items in nature which can only be offset capital gain or relate to subsidiaries that have a history of losses; therefore may not be used to offset taxable income.

Unused non-capital losses	$33,049
Mineral property interest	26,454
Other	3,174
$62,677

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
As at December 31, 2015, the Corporation has available non-capital losses for income tax purposes in Canada and the US which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:
	Canada	US	Total

2028	1,792	-	1,792
2029	4,338	372	4,710
2030	3,397	1,014	4,411
2031	421	2,217	2,638
2032	316	72	388
2033	1,896	-	1,896
2034	10,079	-	10,079
2035	6,136	999	7,135
	$28,375	$4,674	$33,049
23.	Loss Per Share
The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Numerator
Net loss for the year	$(5,509)	$(32,772)	$(50,450)

Denominator
For basic – weighted average number of shares outstanding	70,092,259	65,100,203	61,968,376
Effect of dilutive securities – incentive share options	-	-	-
For diluted – adjusted weighted average number of shares outstanding	70,092,259	65,100,203	61,968,376

Loss Per Share
Basic	$(0.08)	$(0.50)	$(0.81)
Diluted	$(0.08)	$(0.50)	$(0.81)

Incentive stock options to acquire 4,444,497 shares (2014 – 3,585,000) were outstanding at December 31, 2015 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given the Corporation recorded a net loss in that year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Financial Instruments
Financial Assets and Liabilities
Information regarding the carrying amounts of the Corporation's financial assets and liabilities is summarized as follows:

Fair Value Hierarchy Classification		2015	2014

Available for sale –
Long-term investment in common shares	Level 1	$386	$597
		$386	$597

The carrying amounts of all of the Corporation's financial assets and liabilities reasonably approximate their fair values.
Financial Instrument Risk Exposure
The Corporation's activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation's operating units. The Corporation's overall risk management program seeks to minimize potential adverse effects on the Corporation's financial performance, in the context of its general capital management objectives as further described in note 25.
Currency Risk
Substantially all of the Corporation's property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada.  However, when commercial production commenced at the Bellekeno mine, the Corporation's exposure to US dollar currency risk significantly increased as sales of concentrate were effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation's operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:
	December 31 2015	December 31 2014
Cash and demand deposits	$4,560	$6,340
Accounts and other receivable	589	1,354
Accounts payable and accrued liabilities	(477)	(421)
Net exposure	$4,672	$7,273

Based on the above net exposure at December 31, 2015, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $467,000 decrease or increase respectively in both net and comprehensive loss (2014 – $727,000).  The Corporation has not employed any currency hedging programs during the current period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
Credit Risk
Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:
	December 31 2015	December 31 2014
Trade receivables, net of provision – Currently due Past due by 90 days or less, not impaired Past due by greater than 90 days, not impaired	$992 872 5	$1,171 1,224 48
Cash Demand deposits Term deposits	1,869 5,350 2,813 8,960	2,443 2,526 6,113 10,215
	$18,992	$21,297

Substantially all of the Corporation's cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation's exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation's major customers include government organizations as well as substantial corporate entities. As at December 31, 2015, trade receivables are recorded net of a recoverability provision of $575,000 (2014 – $479,000).
Liquidity Risk
Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 25. The Corporation's financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:
	December 31 2015	December 31 2014
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less In later than 90 days, not later than one year	$2,143 -	$2,375 -
	$2,143	$2,375

25.	Management of Capital
The capital managed by the Corporation includes the components of shareholders' equity as described in the consolidated statements of shareholders' equity. The Corporation is not subject to externally imposed capital requirements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
The Corporation's objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests.  The Corporation's overall strategy with respect to management of capital at December 31, 2015 remains fundamentally unchanged from the year ended December 31, 2014.
26.	Supplemental Cash Flow Information
Supplemental cash flow information with respect to the years ended December 31, 2015 and 2014 is summarized as follows:
	2015	2014

Operating Cash Flows Arising From Interest and Taxes
Interest received	$103	$111

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$68	$100
Capitalization of depreciation to mineral properties	$153	$395
Capitalization of re-estimation of decommissioning and rehabilitation provision	$904	$115
Increase (decrease) in non-cash working capital related to:
Exploration and evaluation properties	$17	$(2)
Property, plant and equipment	$-	$8

27.	Segmented Information
The Corporation had two operating segments during the years ended December 31, 2015, 2014 and 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation's executive head office and general corporate administration are included within 'Corporate and other' to reconcile the reportable segments to the consolidated financial statements. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
As at and for the year ended December 31, 2015	Environmental Services	Mining	Corporate and Other	Total

Segment revenues –
External customers –
Canadian	$8,611	$-	$-	$8,611
Non-Canadian	6,051	-	-	6,051
Intersegment	4,797	-	-	4,797
Total segment revenues	19,459	-	-	19,459
Intersegment revenues eliminated on consolidation	(4,797)	-	-	(4,797)
Total revenues as reported	14,662	-	-	14,662

Cost of sales	11,411	-	-	11,411
Depreciation and amortization	124	-	97	221
Share-based compensation	161	-	462	623
Other G&A expenses	3,454	42	4,135	7,631
Other mine site care and maintenance	-	2,351	-	2,351
Foreign exchange (gain) loss	(382)	10	(683)	(1,055)
Investment income	-	-	(101)	(101)
Finance costs	-	56	-	56
Other income	-	-	(14)	(14)
Loss on impaired long term investments	-	-	155	155

Segment income (loss) before taxes	$(106)	$(2,459)	$(4,051)	$(6,616)

Total assets	$9,467	$85,968	$7,107	$102,542

As at and for the year ended December 31, 2014	Environmental Services	Mining	Corporate and Other	Total

Segment revenues –
External customers –
Canadian	$9,182	$-	$-	$9,182
Non-Canadian	5,743	361	-	6,104
Intersegment	3,595	-	-	3,595
Total segment revenues	18,520	361	-	18,881
Intersegment revenues eliminated on consolidation	(3,595)	-	-	(3,595)
Total revenues as reported	14,925	361	-	15,286

Cost of sales	10,037	-	-	10,037
Depreciation and amortization	68	-	89	157
Share-based compensation	244	-	742	986
Other G&A expenses	3,168	86	4,069	7,323
Other mine site care and maintenance	-	3,130	-	3,130
Foreign exchange (gain) loss	(323)	436	(773)	(660)
Investment income	(1)	-	(65)	(66)
Finance costs	-	42	-	42
Derivative loss	-	-	14	14
Write-down of mineral properties	-	25,103	-	25,103
Write-down of property, plant and equipment	-	4,828	-	4,828

Segment income (loss) before taxes	$1,732	$(33,264)	$(4,076)	$(35,608)

Total assets	$11,609	$85,115	$8,471	$105,195

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
As at and for the year ended December 31, 2013	Environmental Services	Mining	Corporate and Other	Total

Segment revenues –
External customers –
Canadian	$10,516	$-	$-	$10,516
Non-Canadian	5,803	43,114	-	48,917
Intersegment	2,734	-	-	2,734
Total segment revenues	19,053	43,114	-	62,167
Intersegment revenues eliminated on consolidation	(2,734)	-	-	(2,734)
Total revenues as reported	16,319	43,114	-	59,433

Cost of sales	7,470	43,143	-	50,613
Depreciation and amortization	141	-	735	876
Share-based compensation	393	464	1,203	2,060
Other G&A expenses	3,187	2,550	5,008	10,745
Foreign exchange (gain) loss	3	(254)	69	(182)
Investment income	(5)	1	(242)	(246)
Finance costs	-	47	-	47
Derivative loss	-	-	98	98
Write-down of mineral properties	-	51,840	-	51,840
Write-down of property, plant and equipment	-	3,501	-	3,501
Loss on impaired long term investments	-	-	2,160	2,160

Segment income (loss) before taxes	$5,130	$(58,178)	$(9,031)	$(62,079)

Total assets	$12,940	$109,911	$8,362	$131,213

For the 12 month periods ended December 31, 2015, 2014 and 2013, revenue from mining operations was derived as follows from payable metals contained in concentrate:
	2015	2014	2013

Silver	$-	$243	$34,668
Lead	-	(18)	10,926
Zinc	-	(3)	2,822
Gold	-	162	525
	-	384	48,941

Smelter treatment and refining charges	-	(23)	(5,827)

Reported mining operations revenue	$-	$361	$43,114
28.	Related Party Transactions
The Corporation's related parties include its subsidiaries and key management personnel.
(a)	Key Management Personnel Compensation

	2015	2014	2013

Salaries and other short-term benefits	$1,831	$1,919	$2,150
Share-based compensation	543	830	1,923
	$2,374	$2,749	$4,073

Key management includes the Corporation's Board of Directors and members of senior management.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

29.	Commitments
As at December 31, 2015, the Corporation's contractual obligations are as follows:
(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2016	317
2017	266
2018	185
Thereafter	57

$ 825

(b)	The Corporation's other contractual obligations, including with respect to capital asset expenditures, totaled approximately $426,000.
(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares (see note 19), the Corporation is required to incur further renounceable exploration expenditures totaling $2,952,000 by December 31, 2016.